# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIGHTPATH TECHNOLOGIES INC, CIK 0000889971
CUSIP: 532257805
Title of class of securities: Class A common stock, $0.01 par value
Address of issuer's principal executive offices: 2603, CHALLENGER TECH CT, Orlando, Florida (FL), 32826
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0002052913
Persons authorized to receive notices and communications: Todd B. Hammer, 867 Boylston Street, 5th Floor #1361, Boston, Massachusetts (MA), 02116, 4073824003

## Reporting persons
- North Run Strategic Opportunities Fund I, LP (CIK 0002052913): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,683,638; sole dispositive power 0; shared dispositive power 12,683,638; aggregate amount beneficially owned 12,683,638 (18.9% of the class)
  Comment: *Consists of and 2,728,968 Shares and shares of Series G Preferred (as defined in Item 4) convertible into an aggregate of 9,954,670 Shares (as defined in Item 3). The reported shares of Series G Preferred are currently exercisable.
- North Run Strategic Opportunities Fund I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,683,638; sole dispositive power 0; shared dispositive power 12,683,638; aggregate amount beneficially owned 12,683,638 (18.9% of the class)
  Comment: *Consists of 2,728,968 Shares and shares of Series G Preferred convertible into an aggregate of 9,954,670 Shares. The reported shares of Series G Preferred are currently exercisable.
- ELLIS THOMAS B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,683,638; sole dispositive power 0; shared dispositive power 12,683,638; aggregate amount beneficially owned 12,683,638 (18.9% of the class)
  Comment: *Consists of 2,728,968 Shares and shares of Series G Preferred convertible include an aggregate of 9,954,670 Shares.
- HAMMER TODD B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,683,638; sole dispositive power 0; shared dispositive power 12,683,638; aggregate amount beneficially owned 12,683,638 (18.9% of the class)
  Comment: *Consists of 2,728,968 Shares and shares of Series G Preferred convertible include an aggregate of 9,954,670 Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.01 par value
Name of issuer: LIGHTPATH TECHNOLOGIES INC
Address of issuer's principal executive offices: 2603, CHALLENGER TECH CT, Orlando, Florida (FL), 32826
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 25, 2025 (the "Original Schedule 13D" and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 1 amends and supplements Items 4 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. As the result of transactions described in Item 4, as amended, each of NR-DNP, North Run LP, North Run Advisors and Mr. Bosco is no longer a Reporting Person on the Schedule 13D. North Run - Due North Partners, LP, a Delaware limited partnership ("NR-DNP"), North Run GP, LP, a Delaware limited partnership ("North Run LP"), North Run Advisors, LLC, a Delaware limited liability company ("North Run Advisors") and Michael Bosco is no longer a Reporting Person on the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety to read as follows:

(a) This statement is filed by:

(i) North Run Strategic Opportunities Fund I, LP, a Delaware limited partnership ("NR-SOF"), with respect to the Shares directly and beneficially owned by it;

(ii) North Run Strategic Opportunities Fund I GP, LLC, a Delaware limited liability company ("North Run Opportunities"), as the general partner of NR-SOF;

(iii) Todd B. Hammer, as a member of North Run Opportunities; and

(iv) Thomas B. Ellis, as a member of North Run Opportunities.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is 867 Boylston Street, 5th Floor #1361, Boston, MA 02116.
Present principal occupation or employment: The principal business of NR-SOF is investing in securities. The principal business of North Run Opportunities is serving as the general partner of NR-SOF. Messrs. Hammer and Ellis are the principals and sole members of North Run Opportunities.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NR-SOF and North Run Opportunities are each organized under the laws of the State of Delaware. Messrs. Hammer and Ellis are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following at the end thereof:

On December 31, 2025, the Issuer paid off the Promissory Note in full. As a result, each of NR-DNP, North Run LP, North Run Advisors, Mr. Ellis, Mr. Hammer and Mr. Bosco is no longer deemed to be a beneficial owner of any Shares underlying Series G Preferred that could have been issued upon conversion of the Promissory Note, and each of NR-DNP, North Run LP, North Run Advisors and Mr. Bosco is no longer a Reporting Person on the Schedule 13D.

On January 5, 2026, NR-SOF received 2,728,968 Shares upon the cashless exercise of 3,499,289 Warrants.

On June 16, 2025, at a special meeting of stockholders held by the Issuer, the stockholders of the Issuer voted in favor of the Stockholder Approval. In accordance with such Stockholder Approval, on January 5, 2026, NR-SOF provided notice to the Issuer that it was electing for the Beneficial Ownership Limitation and the Exchange Cap to no longer apply to the Warrants and the shares of Series G Preferred held by such Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,171,645 Shares outstanding as of January 5, 2026, which is the total number of Shares outstanding as of December 8, 2025 as reported in the Issuer's prospectus filed with the Securities and Exchange Commission on December 12, 2025 in addition to 8,912,500 Shares issued by the Issuer in a public offering on December 15, 2025 and the 2,728,968 Shares issued to NR-SOF upon its exercise of the Warrants, plus the Shares underlying the Preferred Shares that may be received by the Reporting Persons, as applicable. As a result of the Stockholder Approval, the percentages set forth herein for each of the Reporting Persons do not give effect to the Beneficial Ownership Limitation or the Exchange Cap.

As of the date hereof, NR-SOF directly beneficially own 9,954,670 Shares, constituting approximately 18.9% of the Shares outstanding.

North Run Opportunities, as the general partner of NR-SOF, may be deemed to beneficially own 9,954,670 Shares, constituting approximately 18.9% of the Shares outstanding.

Each of Mr. Hammer and Mr. Ellis, as the sole members of North Run Opportunities, may be deemed to beneficially own 9,954,670 Shares, constituting approximately 18.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of North Run Opportunities, and Messrs. Hammer and Ellis may be deemed to share the power to vote and dispose of the Shares owned by NR-SOF.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Signatures
- North Run Strategic Opportunities Fund I, LP: /s/ Todd B. Hammer, Todd B. Hammer, Member (01/07/2026)
- North Run Strategic Opportunities Fund I GP, LLC: /s/ Todd B. Hammer, Todd B. Hammer, Member (01/07/2026)
- ELLIS THOMAS B: /s/ Thomas B. Ellis, Member (01/07/2026)
- HAMMER TODD B: /s/ Todd B. Hammer, Member (01/07/2026)